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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Primero Mining Corp.

We consent to the use in this Annual Report on Form 40-F of:

  Our Independent Auditors’ Report of Registered Public Accounting Firm, dated March 14, 2017, on the consolidated financial statements of Primero Mining Corp. (the “Company”) comprising the consolidated statements of financial position of the Company as at December 31, 2016 and December 31, 2015, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2016 and December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, and
  Our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, dated March 14, 2017, on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 each of which is incorporated by reference in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2016.

Our Independent Auditors’ Report of Registered Public Accounting Firm, dated March 14, 2017, contains an emphasis of matter (explanatory) paragraph which states that the Company’s cash and liquidity position may not sufficient to meet its obligations as they become due. This condition along with other matters as set forth in Note 2(b) in the consolidated financial statements, indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2017
Toronto, Canada